Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX November 1, 2023

IPERIONX RECEIVES US$12.7M U.S. DEPARTMENT OF DEFENSE GRANT FOR DOMESTIC TITANIUM PRODUCTION

IperionX Limited (IperionX) (NASDAQ: IPX, ASX: IPX) is pleased to announce that the U.S. Department of Defense (U.S. DoD) has advised that it has contracted to award IperionX US$12.7 million in funding awarded under the Defense Production Act (DPA) Title III authorities to address U.S. titanium supply chain vulnerabilities.

The combination of the non-dilutive US$12.7 million U.S. DoD grant and the potential for a further US$11.5 million in equipment financing under the previously announced Export-Import Bank of the United States ("EXIM Bank") initiatives provide an outstanding platform for IperionX to accelerate the re-shoring of U.S. domestic titanium production through the development of its titanium production facility in Halifax County, Virginia.

The U.S. DoD has undertaken extensive due diligence of IperionX’s titanium metal technologies through the application and contracting process, including U.S. DoD representatives undertaking a site visit to IperionX’s operating pilot plant in Utah.

The United States has limited domestic primary titanium metal (titanium sponge) capacity and currently imports over 95% of the titanium sponge required for the U.S. defense sector. IperionX intends to re-shore a full titanium supply chain to the U.S. to reduce the acute reliance on titanium imports from foreign nations and strengthen the titanium supply chain for critical defense and advanced industries.

IperionX will apply the US$12.7 million U.S. DoD grant funding towards building a 125 metric tons per annum titanium production facility in Halifax County, Virginia, with first production expected in 2024. Once commissioned, IperionX intends to rapidly scale the capacity of this advanced titanium production facility – in a modular development approach – to 1,125 metric tons per annum on the same site in Virginia.

Titanium has been mass produced in the same way since the 1940s when the existing ‘Kroll Process’ was developed. The Kroll Process is energy intensive, high cost and produces high levels of greenhouse gas emissions. In contrast, IperionX’s titanium production technologies use less energy to produce high-strength titanium, at lower costs, with zero Scope 1 and 2 emissions.

Titanium is prized for its high strength-to-weight ratio, resistance to high temperatures and corrosion. Titanium is a critical material for many U.S. defense systems and for a range of demanding applications in the aerospace, space, medical, consumer electronics, additive manufacturing, hydrogen and automotive sectors.

IperionX has the potential to deliver a full U.S. titanium supply chain from titanium mineral production to the manufacturing of high performance titanium products, and the unique ability to use 100% recycled scrap titanium. IperionX can produce a wide range of titanium products - including titanium powder, ingots, bars, and plate – at higher energy efficiency, lower costs, and with lower environmental impacts.

The US$12.7 million U.S. DoD grant will be matched on a 1:1 cost share basis by IperionX, for a total funding amount of ~US$25 million. Further details can be found in Appendix 1.

Dr. Laura Taylor-Kale, Assistant Secretary of Defense for Industrial Base Policy said:

“Titanium is critical to the basic Warfighting capability of the United States. Domestic titanium production is a top priority for the DoD’s industrial base programs.”

Anastasios (Taso) Arima, IperionX CEO said:

“Titanium for the U.S. defense sector is currently sourced over long distances from foreign nations. We are pleased to receive this award from the U.S. DoD that will assist IperionX to re-shore a lower-cost, more sustainable and fully integrated U.S. titanium supply chain that is critical to America’s national security.”

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1080 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

IperionX’s titanium production facility, Virginia.

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 704 461 8000

About the Department of Defense's Office of the Assistant Secretary of Defense for Industrial Base Policy:

The Assistant Secretary of Defense for Industrial Base Policy is the principal advisor to the Under Secretary of Defense for Acquisition and Sustainment (USD(A&S)) for developing Department of Defense policies for the maintenance of the United States defense industrial base (DIB), executing small business programs and policy, and conduction geo-economic analysis and assessments.

The office also provides the USD(A&S) with recommendations on budget matters related to the DIB, anticipates and closes gaps in manufacturing capabilities for defense systems, and assesses impacts related to mergers, acquisition, and divestitures.  IBP monitors and assesses the impact of foreign investments in the United States and executes authorities under sections 2501 and 2505 U.S.C. Title 10.

About IperionX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the United States.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

Appendix I: U.S. Department of Defense Grant Funding

IperionX and the Government of the United States have entered into a Technology Investment Agreement (“TIA”) issued under the authority of 10 U.S.C. 4001 and Title III of the Defense Production Act of 1950, for “Scale Up Funding for Sustainable and Low-Cost Titanium Technology to Re-shore U.S. Titanium Metal Production”.

The total amount of the agreement is US$26.1 million, with a U.S. Government’s share of US$12.7 million, and IperionX’s share of US$13.4 million.

The term of the TIA is 39 months, which may be terminated by either party upon 30 days written notice to the other party, with funding provided under the TIA is to be applied to real property or equipment.

Title to all real property and equipment purchased with federal funds under the TIA is held by the Government through the term of the agreement, and the Government may elect to transfer title to all (or some) of the real property or equipment to IperionX at the end of the agreement.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.